Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

March 8, 2007

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street, NE
Washington, DC 20549

Dear Sirs:

Re: 12g3-2(b) - File No. 82-34714

We enclose a copy of the Company's news release dated March 5, 2007 along with a Material Change Report.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosures

Dlw 3/20

Imperial Metals

RECEIVED

2007 MAR 19 A 10:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Takes Up Additional bcMetals Shares

Vancouver, BC – March 5, 2007 – Imperial Metals Corporation (TSX:III) reports that as of 4:00 p.m. (Vancouver time) on March 5, 2007, approximately 3.4 million additional common shares and 0.2 million out-of-the-money warrants of bcMetals Corporation had been validly deposited to the offer by Imperial's wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals. Together with approximately 39.6 million shares of bcMetals held prior to today's take-up, Imperial will own, indirectly, approximately 43.0 million shares, or 97.8% of bcMetals' outstanding shares.

CAT-Gold has given notice to the depositary to take-up and accept for payment all of the additional shares and out-of-the-money securities deposited pursuant to the offer. CAT-Gold will pay for such shares and out-of-the-money securities on or before March 8, 2007.

Including the shares taken up today, Imperial has acquired approximately 33.7 million shares pursuant to CAT-Gold's offer, representing approximately 92.1% of bcMetals' outstanding shares other than any shares held by Imperial or CAT-Gold as of the date of the offer. Under applicable corporate legislation, Imperial may now exercise a statutory right of compulsory acquisition to purchase the remaining 2.2% of bcMetals shares not already owned by Imperial.

As noted in the circular for the CAT-Gold offer, Imperial and CAT-Gold intend to take such actions as are necessary, including effecting a compulsory acquisition, that will result in Imperial owning 100% of the bcMetals common shares.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

March 5, 2007

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on March 5, 2007 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported that as of 4:00 p.m. (Vancouver time) on March 5, 2007, approximately 3.4 million additional common shares and 0.2 million out-of-the-money warrants of bcMetals Corporation had been validly deposited to the offer by Imperial's wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals. Together with approximately 39.6 million shares of bcMetals held prior to today's take-up, Imperial will own, indirectly, approximately 43.0 million shares, or 97.8% of bcMetals' outstanding shares.

CAT-Gold has given notice to the depositary to take-up and accept for payment all of the additional shares and out-of-the-money securities deposited pursuant to the offer. CAT-Gold will pay for such shares and out-of-the-money securities on or before March 8, 2007.

Including the shares taken up today, Imperial has acquired approximately 33.7 million shares pursuant to CAT-Gold's offer, representing approximately 92.1% of bcMetals' outstanding shares other than any shares held by Imperial or CAT-Gold as of the date of the offer. Under applicable corporate legislation, Imperial may now exercise a statutory right of compulsory acquisition to purchase the remaining 2.2% of bcMetals shares not already owned by Imperial.

Item 5. Full Description of Material Change

The Issuer reported that as of 4:00 p.m. (Vancouver time) on March 5, 2007, approximately 3.4 million additional common shares and 0.2 million out-of-the-money warrants of bcMetals Corporation had been validly deposited to the offer by Imperial's wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals. Together with approximately 39.6 million shares of bcMetals held prior to today's take-up, Imperial will own, indirectly, approximately 43.0 million shares, or 97.8% of bcMetals' outstanding shares.

CAT-Gold has given notice to the depositary to take-up and accept for payment all of the additional shares and out-of-the-money securities deposited pursuant to the offer. CAT-Gold will pay for such shares and out-of-the-money securities on or before March 8, 2007.

Including the shares taken up today, Imperial has acquired approximately 33.7 million shares pursuant to CAT-Gold's offer, representing approximately 92.1% of bcMetals' outstanding shares other than any shares held by

Imperial or CAT-Gold as of the date of the offer. Under applicable corporate legislation, Imperial may now exercise a statutory right of compulsory acquisition to purchase the remaining 2.2% of bcMetals shares not already owned by Imperial.

As noted in the circular for the CAT-Gold offer, Imperial and CAT-Gold intend to take such actions as are necessary, including effecting a compulsory acquisition, that will result in Imperial owning 100% of the bcMetals common shares.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated March 6, 2007.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Takes Up Additional bcMetals Shares

Vancouver, BC – March 5, 2007 – Imperial Metals Corporation (TSX:III) reports that as of 4:00 p.m. (Vancouver time) on March 5, 2007, approximately 3.4 million additional common shares and 0.2 million out-of-the-money warrants of bcMetals Corporation had been validly deposited to the offer by Imperial's wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals. Together with approximately 39.6 million shares of bcMetals held prior to today's take-up, Imperial will own, indirectly, approximately 43.0 million shares, or 97.8% of bcMetals' outstanding shares.

CAT-Gold has given notice to the depositary to take-up and accept for payment all of the additional shares and out-of-the-money securities deposited pursuant to the offer. CAT-Gold will pay for such shares and out-of-the-money securities on or before March 8, 2007.

Including the shares taken up today, Imperial has acquired approximately 33.7 million shares pursuant to CAT-Gold's offer, representing approximately 92.1% of bcMetals' outstanding shares other than any shares held by Imperial or CAT-Gold as of the date of the offer. Under applicable corporate legislation, Imperial may now exercise a statutory right of compulsory acquisition to purchase the remaining 2.2% of bcMetals shares not already owned by Imperial.

As noted in the circular for the CAT-Gold offer, Imperial and CAT-Gold intend to take such actions as are necessary, including effecting a compulsory acquisition, that will result in Imperial owning 100% of the bcMetals common shares.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

END